Exhibit 99.1

June 3, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations.

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam

Sub: Results of Postal Ballot and e-voting

Further to our letter dated May 2, 2019 and in accordance with the Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the voting results and Scrutinizer’s Report for the resolutions relating to approval for Buyback of Equity Shares and appointment of Mrs. Arundhati Bhattacharya (DIN 02011213) as an Independent Director of the Company, as set out in the notice of postal ballot dated April 16, 2019.

The aforesaid resolutions have been passed through Postal Ballot and e-voting by Members by requisite majority.

Thanking You

For WIPRO LIMITED

M Sanaulla Khan Company Secretary

ENCL: As above

Postal Ballot Voting Results

Disclosure as per Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Company Name	WIPRO LIMITED
Date of Postal Ballot Notice	April 16, 2019
Voting-	
Start Date	May 3, 2019
End Date	June 1, 2019
Total number of shareholders on record date (cut-off date- April 19, 2019)	3,45,313
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	-
Public:	-
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:	-
Public:	-

Resolution required: (Ordinary/ Special)	SPECIAL -Approval for Buyback of Equity Shares
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes- to the extent of their respective shareholding

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,45,59,97,065	4,45,59,97,065	100.00	4,45,59,97,065	-	100.00	-
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		-	-	-	-	-	-
Public- Institutions	E-Voting	97,44,77,648	83,91,11,325	86.11	83,06,66,859	84,44,466	98.99	1.01
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		-	-	-	-	-	-
Public- Non Institutions	E-Voting	60,36,83,875	11,90,27,075	19.72	11,79,65,878	10,61,197	99.11	0.89
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		21,69,871	0.36	21,17,464	52,407	97.58	2.42
	Total	6,03,41,58,588	5,41,63,05,336	89.76	5,40,67,47,266	95,58,070	99.82	0.18

For Wipro Limited

WIPRO LIMITED * wipro * BENGALURU - 560035

M Sanaulla Khan
Company Secretary

SCRUTINIZER’S REPORT

June 03, 2019

The Chairman

Wipro Limited

Regd. Office: Doddakannelli, Sarjapur Road,

Bengaluru 560035

Sir,

1.	The Board of Directors of the company at its meeting held on April 16, 2019 appointed me as a Scrutinizer for scrutinizing the postal ballot voting including e voting process.

2.	I submit my report as under:

The dispatch of the Postal Ballot Notice dated April 16, 2019 was completed on May 02, 2019 to the Members whose names appeared on the Register of Members/ List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on April 19, 2019. The Postal Ballot Notice was sent to the Members in electronic form to the email addresses registered with their Depository Participants (in case of electronic shareholding)/the Company’s Registrar and Share Transfer Agents (in

case of physical shareholding). For Members whose email IDs were not registered, physical copies of the Postal Ballot Notice were sent by permitted mode along with a postage-prepaid self-addressed Business Reply Envelope.

2.1	Particulars of all the postal ballot forms received from the members and votes cast through electronic means have been entered in the register separately maintained for the purpose.

2.2	The postal ballot forms were kept under my safe custody before commencing the scrutiny of such postal ballot forms.

2.3

The votes cast through electronic means were unblocked on June 01, 2019 at 5.01 P.M (1ST). The postal ballot forms were scrutinized on June 01, 2019 and June 02, 2019 at Karvy Fintech Private Limited, Hyderabad.

2.4

The postal ballot forms and votes cast through electronic means were scrutinized and the shareholding was matched/confirmed with the Register of Members of the company / list of beneficiaries as on Friday, April 19, 2019.

2.5

All postal ballot forms and votes cast through electronic means received up to 5.00 PM on June 01, 2019 being the last time and date fixed by the Company for receipt of the forms and votes cast through electronic means were considered for my scrutiny.

2.6	No envelope containing postal ballot form was received after June 01, 2019 up to the date of this report.

2.7	3,569 envelopes containing postal ballot forms were returned undelivered up to the date of this report.

2.8	I did not find any defaced or mutilated ballot paper.

3.	A summary of votes cast through postal ballot and votes cast through electronic means is given in Annexure I.

4.	I have handed over the postal ballot forms and other related papers/registers and records for safe custody to the Company Secretary.

5.	You may accordingly declare the result of the voting by Postal Ballot.

Thanking you,

For V. Sreedharan & Associates (V Sreedharan) Partner FCS 2347; CP No. 833 Place : Bengaluru Date : June 03, 2019

**Annexure I**

**WIPRO LIMITED**

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru - 560035

Summary of votes cast through postal ballot and votes cast through electronic means for the resolutions mentioned in the Postal Ballot Notice dated April 16, 2019

## 1) Approval for Buyback of Equity Shares

| Particulars | Postal Ballot | | E-Voting | | Total | | % of total paid-up equity capital as on cut-off date (i.e. 19/04/2019) (603,41,58,588 Equity Shares) |
|---|---|---|---|---|---|---|---|
| | No. of members voted through Postal ballot forms | No. of votes cast (Equity Shares of Rs. 2/- each) | No. of members voted through e voting system | No. of votes cast (Equity Shares of Rs. 2/- each) | No. of members voted through Postal ballot forms & through e voting system | No. of votes cast (Equity Shares of Rs. 2/- each) | |
| (a) Total postal ballot forms / e votes received | 1,162 | 37,10,378 | 2,156 | 547,60,37,029 | 3,318 | 547,97,47,407 | 90.81 |
| (b) **Less:** Invalid postal ballot forms (as per register) (No. of Shares including cases where less votes cast and abstained from voting) | 126 | 15,40,507 | 40 | 6,19,01,564 | 166 | 6,34,42,071 | 1.05 |
| (c) *Net valid postal ballot forms (as per register) | 1,036 | 21,69,871 | 2,116 | 541,41,35,465 | 3,152 | 541,63,05,336 | 89.76 |
| (d) Postal ballot forms /e votes with assent for the Resolution **as a percentage of net valid shares polled** | 979 | 21,17,464 | 2,013 | 540,46,29,802 | 2,992 | 540,67,47,266 | 99.82 |
| (e) Postal ballot forms/e votes with dissent for the Resolution **as a percentage of net valid shares polled** | 57 | 52,407 | 118 | 95,05,663 | 175 | 95,58,070 | 0.18 |

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Particulars	Postal Ballot		E-Voting		Total		% of total paid-up equity capital as on cut-off date (i.e.19/04/2019) (603,41,58,588 Equity Shares)
	No. of members voted through Postal ballot forms	No. of votes cast (Equity Shares of Rs. 2/- each)	No. of members voted through e voting system	No. of votes cast (Equity Shares of Rs. 2/- each)	No. of members voted through Postal ballot forms & through e voting system	No. of votes cast (Equity Shares of Rs. 2/- each)	
(a) Total postal ballot forms / e votes received	1,162	37,10,378	2,156	547,60,37,029	3,318	547,97,47,407	90.81
(b) **Less:** Invalid postal ballot forms (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	138	15,87,826	77	6,40,56,358	215	6,56,44,184	1.09
(c) *Net valid postal ballot forms (as per register)	1,024	21,22,552	2,079	541,19,80,671	3,103	5,41,41,03,223	89.72
(d) Postal ballot forms /e votes with assent for the Resolution **as a percentage of net valid shares polled**	991	6,14,912	1,955	540,47,85,551	2,946	540,54,00,463	99.84
(e) Postal ballot forms/e votes with dissent for the Resolution **as a percentage of net valid shares polled**	33	15,07,640	144	71,95,120	177	87,02,760	0.16

* The total of row (d) and (e) for the columns, No. of members voted through e-voting system and Total No. of members voted through Postal ballot forms and through e-voting system are not equal to the row (c) for said columns, as few members have voted both in favour and against.

For V. Sreedharan & Associates

V. Sreedharan
Partner
F.C.S.-2347 : C.P. No. 833

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